UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Buildablock Corp.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

12008D108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12008D108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Peter Varadi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF	5	SOLE VOTING POWER 2,523,545
SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,523,545
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,545[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6%[2]
12	TYPE OF REPORTING PERSON IN

1 Includes 200,000 shares issuable pursuant to the exercise of warrants.

2 The number of outstanding shares used for the calculation of the percent of class includes (i) 17,510,968 shares of Common Stock, the number of outstanding shares as of March 30, 2012 reported in the Form 10-Q filed April 20, 2012, (ii) an aggregate of 4,027,000 shares issued in private transactions, as reported in the Company’s Form 8-K filed on April 26, 2012, and (iii) 200,000 shares issuable pursuant to the exercise of warrants.

CUSIP No. 12008D108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 9177-2541 Quebec Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF	5	SOLE VOTING POWER 1,600,000
SHARES BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,600,000
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%[3]
12	TYPE OF REPORTING PERSON CO

3 The number of outstanding shares used for the calculation of the percent of class includes (i) 17,510,968 shares of Common Stock, the number of outstanding shares as of March 30, 2012 reported in the Form 10-Q filed April 20, 2012, (ii) an aggregate of 4,027,000 shares issued in private transactions, as reported in the Company’s Form 8-K filed on April 26, 2012, and (iii) 200,000 shares issuable pursuant to the exercise of warrants.

ITEM 1.	(a)	Name of Issuer:

Buildablock Corp. (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices:

Buildablock Corp.

759 Square Victoria, Suite 200

Montreal, Quebec, H2Y 2J7, Canada

ITEM 2.	(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of 9177-2541 Quebec Inc. and Peter Varadi (the “Reporting Persons”). Mr. Varadi may be deemed to have indirect beneficial ownership of securities owned by 9177-2541 Quebec Inc. Mr. Varadi is the sole owner of 9177-2541 Quebec Inc.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly.

(b)	Address of Principal Business Office:

Both Mr. Varadi’s and 9177-2541 Quebec Inc.’s Principal Business Office address is:

2700 Rufus Rockhead #100

Montreal, Quebec, H3J 2Z7, Canada

(c)	Citizenship:

Mr. Varadi is a citizen of Canada.

9177-2541 Quebec Inc. is a Canadian Corporation.

(d)	Title of Class of Securities:

Common Stock, $0.00001 par value

(e)	CUSIP Number:

12008D108

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership

(a)	Amount Beneficially Owned[4]

(a)	Mr. Varadi – 2,523,545 Shares[5] (of which 1,600,000 Shares are held by 9177-2541 Quebec Inc., a company solely owned by Mr. Varadi).

(b)	9177-2541 Quebec Inc. – 1,600,000 Shares.

(b)	Percent of Class

(a)	Mr. Varadi – 11.6%[6]

(b)	9177-2541 Quebec Inc. – 7.4%

(c)	Number of Shares to Which Such Person Has:

(i)	Sole Power to Vote or Direct the Vote:

Mr. Varadi has the sole power to vote or direct the vote of 2,523,545 Shares (of which 1,600,000 Shares are held by 9177-2541 Quebec Inc.).

9177-2541 Quebec Inc. has the sole power to vote or direct the vote of 1,600,00 Shares.

(ii)	Shared Power to Vote or Direct the Vote:

0 for both Reporting Persons.

(iii)	Sole Power to Dispose or Direct the Disposition of:

Mr. Varadi has the sole power to dispose or direct the disposition of 2,523,545 Shares (of which 1,600,000 Shares are held by 9177-2541 Quebec Inc.).

9177-2541 Quebec Inc. has the sole power to dispose or direct the disposition of 1,600,00 Shares.

4 Represents the number of shares held by the Reporting Persons after giving effect to the reverse spilt of the Issuer’s outstanding shares of Common Stock on a one-for-eight basis, which occurred on March 7, 2012.

5 This amount includes 200,000 shares issuable pursuant to the exercise of warrants.

6 The number of outstanding shares used for the calculation of the percent of class includes (i) 17,510,968 shares of Common Stock, the number of outstanding shares as of March 30, 2012 reported in the Form 10-Q filed April 20, 2012, (ii) an aggregate of 4,027,000 shares issued in private transactions, as reported in the Company’s Form 8-K filed on April 26, 2012, and (iii) 200,000 shares issuable pursuant to the exercise of warrants.

(iv)	Shared Power to Dispose or Direct the Disposition of:

0 for both Reporting Persons.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent of Behalf of Another Person

Not applicable.

ITEM 7.	Identification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 9, 2012

/s/ Peter Varadi
Peter Varadi

9177-2541 Quebec Inc.

By:	/s/ Peter Varadi
Name:	Peter Varadi
Title:	President

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